Exhibit 99.5

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Points International Ltd.
Condensed Consolidated Interim Balance Sheets

Expressed in thousands of United States dollars
(Unaudited)

As at	Note	March 31,	December 31,
		2013	2012

ASSETS
Current assets
Cash and cash equivalents		$39,611	$45,108
Restricted cash		3,194	3,202
Funds receivable from payment processors		9,630	10,057
Security deposits		3,209	2,780
Accounts receivable		1,708	1,912
Prepaid expenses and other assets		1,359	940
Total current assets		$58,711	$63,999

Non-current assets
Property and equipment		2,240	2,207
Intangible assets		2,410	2,856
Goodwill		2,580	2,580
Deferred tax assets		6,937	6,485
Long-term investment	10	1	-
Other assets		588	617
Total non-current assets		$14,756	$14,745
Total assets		$73,467	$78,744

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities		2,784	4,673
Payable to loyalty program partners		40,974	44,912
Current portion of other liabilities		901	594
Total current liabilities		$44,659	$50,179

Non-current liabilities
Other liabilities		681	738
Total non-current liabilities		$681	$738

Total liabilities		$45,340	$50,917

SHAREHOLDERS’ EQUITY
Share capital	4	57,928	57,564
Contributed surplus		10,165	10,105
Accumulated other comprehensive loss		(130)	(54)
Accumulated deficit		(39,836)	(39,788)
Total shareholders’ equity		$28,127	$27,827
Total liabilities and shareholders’ equity		$73,467	$78,744

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

For the three months ended March 31,	Note	2013	2012

REVENUE
Principal		$34,600	$25,340
Other partner revenue		2,304	2,689
Interest		14	9
Total Revenue		$36,918	$28,038

EXPENSES
Direct cost of principal revenue		30,259	21,632
Employment costs		4,495	3,594
Marketing and communications		269	367
Technology services		235	173
Depreciation and amortization		919	661
Foreign exchange (gain) loss		28	(45)
Operating expenses		1,131	1,155
Total Expenses		$37,336	$27,537

OPERATING INCOME (LOSS) BEFORE INCOME TAX		$(418)	$501

Income tax recovery		(370)	(73)
NET INCOME (LOSS)		$(48)	$574

OTHER COMPREHENSIVE LOSS
Gain (loss) on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery of $39 (2012: expense of $12)		(108)	34
Reclassification to net income of gain (loss) on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery of $11 (2012: expense of $18)		32	(51)
Other comprehensive loss for the period, net of income tax		$(76)	$(17)
TOTAL COMPREHENSIVE INCOME (LOSS)		$(124)	$557

EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share	5	$(0.00)	$0.04
Diluted earnings (loss) per share	5	$(0.00)	$0.04

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

Expressed in thousands of United States dollars
(Unaudited)

			Attributable to equity holders of the Company
	Share Capital	Contributed	Total Capital	Unrealized	Accumulated	Accumulated	Total shareholders’
		Surplus		gains (losses)	other com-	deficit	equity
				on cash flow	prehensive
				hedges	income (loss)

Balance at December 31, 2012	$57,564	$10,105	$67,669	$(54)	$(54)	$(39,788)	$27,827
Net loss	-	-	-	-	-	(48)	(48)

Other comprehensive loss	-	-	-	(76)	(76)	-	(76)
Total comprehensive loss	-	-	-	(76)	(76)	(48)	(124)
Effect of share option compensation plan	-	134	134	-	-	-	134
Effect of RSU compensation plan	-	102	102	-	-	-	102
Share issuances	364	(176)	188	-	-	-	188
Balance at March 31, 2013	$57,928	$10,165	$68,093	$(130)	$(130)	$(39,836)	$28,127

Balance at December 31, 2011	$57,378	$9,671	$67,049	$43	$43	$(48,050)	$19,042
Net Income	-	-	-	-	-	574	574

Other comprehensive loss	-	-	-	(17)	(17)	-	(17)
Total comprehensive income	-	-	-	(17)	(17)	574	557
Effect of share option compensation plan	-	201	201	-	-	-	201
Effect of RSU compensation plan	-	17	17	-	-	-	17
Share issuances	486	(117)	369	-	-	-	369
Balance at March 31, 2012	$57,864	$9,772	$67,636	$26	$26	$(47,476)	$20,186

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of United States dollars
(Unaudited)

For the three months ended March 31,	Note	2013	2012
Cash flows from operating activities
Net income (loss) for the period		$(48)	$574
Adjustments for:
Depreciation of property and equipment		372	131
Amortization of intangible assets		547	530
Unrealized foreign exchange (gain) loss		(371)	263
Equity-settled share-based payment transactions	6	236	218
Deferred income tax recovery		(424)	(83)
Unrealized net gain on derivative contracts designated as cash flow hedges		(103)	(23)
Changes in non-cash balances related to operations	8	(5,765)	1,368
Cash provided by (used in) operating activities		$(5,556)	$2,978

Cash flows from investing activities
Acquisition of property and equipment		(405)	(184)
Additions to intangible assets		(101)	(123)
Long-term investment		(1)	-
Cash used in investing activities		$(507)	$(307)

Cash flows from financing activities
Proceeds from exercise of share options		188	369
Cash provided by financing activities		$188	$369

Net increase (decrease) in cash and cash equivalents		$(5,875)	$3,040
Cash and cash equivalents at beginning of the period		45,108	34,853
Effect of exchange rate fluctuations on cash held		378	(271)
Cash and cash equivalents at end of the period		$39,611	$37,622

Interest Received		$17	$10
Interest Paid		$-	$-

Amounts paid and received for interest were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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1. REPORTING ENTITY

Points International Ltd. (the “Corporation”) is a company domiciled in Canada. The address of the Corporation’s registered office is 171 John Street, 5th Floor, Toronto, ON, Canada M5T 1X3. The condensed consolidated interim financial statements of the Corporation as at and for the three months ended March 31, 2013 comprise the Corporation and its wholly-owned subsidiaries, Points International (US) Ltd., Points International (UK) Ltd., and Points.com Inc.

The Corporation operates in one segment, providing web-based solutions to the loyalty program industry. The range of ecommerce services include the retailing and wholesaling of loyalty program currencies, a range of additional ecommerce products that enhance either the loyalty program’s consumer offering or its back-end operations, and management of an online consumer-focused loyalty points management web-portal. The Corporation’s operations are moderately influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes and promotional activity typically peak at this time.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2012 are available at www.sedar.com or www.sec.gov.

2. BASIS OF PREPARATION

(a) Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standard Board (“IASB”). The condensed consolidated interim financial statements do not include all the information required for full annual financial statements.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 2, 2013.

(b) Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for derivative financial instruments and non-derivative financial instruments at fair value through profit or loss, which are measured at their fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

3. SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of application as the 2012 financial statements. In addition, the Corporation adopted the following accounting pronouncements, which are effective for the Corporation’s interim and annual consolidated financial statements commencing January 1, 2013.

IFRS 10, Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements ("IFRS 10"). IFRS 10, which replaces the consolidation requirements of SIC-12 Consolidation-Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. There was no impact to the unaudited condensed consolidated interim financial statements upon adoption.

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IFRS 13, Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement ("IFRS 13"). IFRS 13 replaces the fair value guidance contained in individual IFRS with a single source of fair value measurement guidance. The standard also requires disclosures that enable users to assess the methods and inputs used to develop fair value measurements. There was no impact to the unaudited condensed consolidated interim financial statements upon adoption.

IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income

In June 2011, the IASB published amendments to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income, which requires that an entity present separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. There was no impact to the unaudited condensed consolidated interim financial statements upon adoption.

Comparative Figures

Certain 2012 figures in the condensed consolidated interim financial statements have been reclassified to conform to the Corporation’s current period presentation.

New standards and interpretations not yet adopted

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”), was issued in November 2009. It addresses classification and measurement of financial assets and replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The Standard eliminates the existing IAS 39 categories of held to maturity, available-for-sale and loans and receivables and financial assets will be classified into one of two categories on initial recognition: amortized cost or fair value. IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities. For annual periods beginning before January 1, 2015, either IFRS 9 (2009) or IFRS 9 (2010) may be applied. The Corporation intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2015. The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

4. SHARE CAPITAL

Authorized with no Par Value

Unlimited common shares Unlimited preferred shares

Issued

The balance of capital stock is summarized as follows (all amounts in US dollars unless otherwise noted):

Common shares	Number	Amount
Balance at December 31, 2012	15,168,239	$57,564
Exercise of share options(1)	25,355	272
Share capital held in trust(2)	-	92

Balance at March 31, 2013	15,193,594	$57,928

(1)

9,377 options previously issued to employees were exercised at CAD$11.04 per share.
8,835 options previously issued to employees were exercised at CAD$4.60 per share.
3,000 options previously issued to employees were exercised at CAD$5.00 per share.
1,976 options previously issued to employees were exercised at CAD$9.74 per share.
1,667 options previously issued to employees were exercised at CAD$7.00 per share.
500 options previously issued to employees were exercised at CAD$4.90 per share.

(2)	11,788 common shares held in trust were issued to employees to fulfill the RSU issuance obligation for units vested on March 19, 2013.

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At March 31, 2013 all issued shares are fully paid. The holders of common shares are entitled to receive dividends if any, and are entitled to one vote per share.

5. EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share:

For the three month period ended March 31,	2013	2012
Net income (loss) for basic and diluted earnings per share available to common shareholders	$(48)	$574
Weighted average number of common shares outstanding – basic	15,173,021	15,078,862
Effect of dilutive securities – share-based payments	213,968	142,931
Weighted average number of common shares outstanding - diluted	15,386,989	15,221,793
Earnings (loss) per share - reported
Basic	($0.00)	$0.04
Diluted	($0.00)	$0.04

a) Basic earnings per share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period.

b) Diluted earnings per share

Diluted earnings per share represents what the earnings per share would be if instruments convertible into common shares had been converted at the beginning of the period, or at the time of issuance, if later. In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all share options with an exercise price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased on the open market at the average share price for the period by using the proceeds from the exercise of share options. Share options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

The average market value of the Corporation’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

The diluted loss per share is equal to the basic loss per share as the effect of options was anti-dilutive.

6. SHARE-BASED PAYMENT

At March 31, 2013, the Corporation had two share-based compensation plans for its employees: a share option plan and a share unit plan.

Share option plan

Under the share option plan, employees, directors and consultants are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The options generally vest over a three-year period and expire at the end of five years from the grant date.

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Fair value

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. The fair value of options granted in the three months ended March 31, 2013 and 2012 were calculated using the following weighted assumptions:

For the three month period ended March 31,	2013	2012
Dividend yield	NIL	NIL
Risk free rate	1.14%	1.43%
Expected volatility	39.64%	64.77%
Expected life of options in years	3.49	4.20

A summary of the status of the Corporation’s share option plan since January 1, 2013 is presented below:

	Weighted Average Exercise Price
	Number of Options	(in CAD$)
Balance at January 1, 2013	635,804	$8.73
Granted	153,151	15.94
Exercised	(25,355)	7.59
Expired and forfeited	(11,887)	16.03
Balance at March 31, 2013	751,713	$10.12
Exercisable at March 31, 2013	450,673	$8.72

Options available to grant	543,251

Share unit plan

Under the share unit plan, employees are periodically granted Restricted Share Units (RSUs) and Performance Share Units (PSUs). The RSUs vest either over a period of three years or in full on the third anniversary of the grant date. As at March 31, 2013, 124,723 RSUs were outstanding. There were no PSUs outstanding as at March 31, 2013.

	Weighted Average Fair Value
	Number of RSUs	(in CAD$)
Balance at January 1, 2013	94,318	$10.91
Granted	47,617	15.94
Vested	(11,788)	9.74
Forfeited	(5,424)	11.87
Balance at March 31, 2013	124,723	$12.90

The fair value of each RSU, determined at the date of grant using the volume weighted average trading price per share on the Stock Exchange during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus.

Under the share unit plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. To fulfill this obligation, the Corporation has appointed a trustee to administer the program and will purchase shares from the open market through a share purchase trust on a periodic basis. As at March 31, 2013, 66,212 of the Corporation’s common shares were held in trust.

The Corporation accounts for the share-based awards granted under both plans in accordance with the fair value based method of accounting for equity settled share-based compensation arrangements under IFRS 2. The estimated fair value of the awards that are ultimately expected to vest is recorded over the vesting period as part of employment costs. The compensation cost for all share-based awards that has been charged against profit or loss and included in employment costs is $236 for the three month period ended March 31, 2013 (2012 - $218).

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7. GUARANTEES, COMMITMENTS AND CONTINGENCIES

	Total	Year 1	(4)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$3,033	$616		$726	$737	$654	$300
Principal revenue(2)	76,292	14,578		44,257	16,384	1,073	-
Investment commitment(3)	4,999	4,999		-	-	-	-
	$84,324	$20,193		$44,983	$17,121	$1,727	$300

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)	In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners.
(3)

The Corporation has a contractual obligation to make an investment in China Rewards. The obligation is contingent on specific performance milestones being met. Management anticipates the milestones to be met in year 1 (see Note 10).

(4)	The guarantees, commitments and contingencies schedule is prepared on a rolling 12-month basis.

8. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash balances related to operations are as follows:

For the three month period ended March 31,	2013	2012
Decrease in funds receivable from payment processors	$427	$7,111
Increase in security deposits	(429)	(204)
Decrease in accounts receivable	204	629
Increase in prepaid expenses and other assets	(419)	(133)
Decrease in other assets	29	23
Decrease in accounts payable and accrued liabilities	(1,889)	(446)
Increase (decrease) in other liabilities	250	(185)
Decrease in payable to loyalty program partners	(3,938)	(5,427)
	$(5,765)	$1,368

9. OPERATING SEGMENT

The Corporation provides technology solutions to the loyalty program industry and is organized and managed as a single operating segment with its operating results reviewed by the Corporation's chief executive officer, the chief operating decision maker.

Enterprise-wide disclosures - Geographic information

For the three month period ended March 31,	2013	2012

Revenue
United States	$26,951	$20,006
Europe	9,397	7,636
Canada and other	570	396
	$36,918	$28,038

Revenue
United States	73%	72%
Europe	25%	27%
Canada and other	2%	1%
	100%	100%

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Revenue earned by the Corporation is generated from sales to loyalty program partners directly or from sales directly to members of loyalty programs which the Corporation partners with. Revenues by geographic region are shown above and are based on the country of residence of each of the Corporation’s loyalty partners. At March 31, 2013, substantially all of the Corporation's assets were in Canada.

Dependence on loyalty program partners

For the three month period ended March 31, 2013, there were three (2012 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate these three partners represented 74% (2012 – 68%) of the Corporation’s total revenue.

10. INVESTMENT IN CHINA REWARDS

In 2012, the Corporation entered into a binding agreement to make a minority investment, up to $5,000, in China Rewards, a domestic Chinese retail coalition loyalty program start-up based in Shanghai, People’s Republic of China. The investment will be made in a series of tranches, subject to certain milestones being met. In addition, the Corporation facilitated a bridge financing by issuing a letter of credit in the amount of $1,575. The Corporation has classified this letter of credit as restricted cash in the condensed consolidated interim balance sheets as at March 31, 2013 and December 31, 2012. The letter of credit will be cancelled upon the completion of the second tranche of the investment.

As at March 31, 2013, The Corporation has an interest free loan to China Rewards in the aggregate amount of $250. In addition, The Corporation made an initial investment of $1 in China Rewards as at March 31, 2013.

Subsequent to March 31, 2013, the Corporation completed its first full tranche investment of $2,499 in China Rewards. The investment of the remaining investment tranches are conditional upon specific performance milestones being achieved by China Rewards.

In addition, China Rewards fully repaid $250 interest free loan from the Corporation subsequent to March 31, 2013.

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